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                            April 21, 2023

       Charles F. Boyle
       Chief Financial Officer
       Universal Health Realty Income Trust
       367 South Gulph Road
       P.O. Box 61558
       King of Prussia, PA 19406

                                                        Re: Universal Health
Realty Income Trust
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-09321

       Dear Charles F. Boyle:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       2. Relationship with UHS and Related Party Transactions, page 67

   1. We note your disclosure that on December 31, 2021 you entered into an asset purchase and sale agreement
whereby UHS purchased the real estate assets of Inland Valley
                                                        Campus of Southwest
Healthcare System for its fair market value of $79.6
                                                        million. Concurrently,
UHS transferred the real estate assets for Aiken and Canyon Creek with a combined fair
market value of $83.7 million. Given the difference in fair market values, the Company
paid UHS $4.1 million in cash and a gain of approximately $68.4 million was recognized
as a result of these transactions. We further note your disclosure on page 64 that in
connection with this transaction, Aiken and Canyon Creek (as lessees), entered into a master
lease and individual property leases with the Company as lessor. and that as a result of UHS
   purchase option within the lease agreements of Aiken and Canyon
                                                        Creek, the transaction
is accounted for as a failed sale leaseback and accounted with UHS as a financing
arrangement. In order to better understand the Company's accounting
 Charles F. Boyle
Universal Health Realty Income Trust
April 21, 2023
Page 2
         treatment with these transactions, please further explain to us the following:

                Whether the Company is treating the sale of Inland Valley and the failed sale lease back of the Aiken and Canyon Creek properties as two separate transactions or as part of the same transaction; and
                How the Company determined it was appropriate to recognize a gain in the transaction and how it was calculated.

         In providing your response please tell us how the Company applied the guidance in ASC
         842-40 in arriving at its conclusion. Please also tell us whether the Company considered other guidance in its evaluation including but not limited to ASC 845-10 and ASC 610-20 for part or all of the transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Isaac Esquivel at
202-551-3395 if you have any questions.



FirstName LastNameCharles F. Boyle                             Sincerely,
Comapany NameUniversal Health Realty Income Trust
                                                               Division of
Corporation Finance
April 21, 2023 Page 2                                          Office of Real
Estate & Construction
FirstName LastName